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                                     NOTICE
                           TO DEALERS PURSUANT TO THE
                             DEALER AGREEMENT WITH
                              RESRV PARTNERS, INC.



RESERVE INSTITUTIONAL TRUST:


         Subject to the limit of the Plan of each Fund comprising the Reserve Institutional Trust (hereinafter called an "Institutional Fund"), assistance payments to a selected dealer will be at an annual rate determined and paid monthly not to exceed 0.25% of the average daily net asset value of the Class C shares and 0.50% of the average daily net asset value of the Class D shares of each Institutional Fund's Qualified Accounts, provided any such payment is preceded by a calendar month in which there was an average daily net asset value of each Institutional Fund's Qualified Accounts in accordance with any subsequent Notice which may be provided by Resrv Partners, Inc., pursuant to the Dealer Agreement.